APOLLO TACTICAL INCOME FUND INC.

9 West 57th Street

New York, NY 10019

November 22, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apollo Tactical Income Fund Inc. has made disclosure pursuant to such provisions in its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 22, 2013. This disclosure can be found in the Form N-Q and is incorporated by reference herein. Apollo Tactical Income Fund Inc. made such disclosure based on information provided by other companies that may be deemed to be under common control with Apollo Tactical Income Fund Inc., and not because of any conduct by Apollo Tactical Income Fund Inc.

Very truly yours,

APOLLO TACTICAL INCOME FUND INC.

By: /s/ Jodi Sarsfield
Name: Jodi Sarsfield
Title: Treasurer and Chief Financial Officer